UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amer Sports, Inc.
(Name of Issuer)

Ordinary shares, par value EUR 0.0300580119630888 per share
(Title of Class of Securities)

G0260P102
(CUSIP Number)

Tse Kin Chung
Anta Sports Products Limited
16/F, Manhattan Place
23 Wang Tai Road, Kowloon Bay
Kowloon, Hong Kong SAR
Telephone: +852 2116 1660

with copies to:

Ning Zhang, Esq.
Morgan, Lewis & Bockius LLP
19th Floor, Edinburgh Tower, The Landmark
15 Queen's Road Central
Hong Kong SAR
Telephone: +852 3551 8690

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0260P102	13D	Page 2 of 11
1		NAMES OF REPORTING PERSONS.
ANTA Sports Products Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
232,328,780(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
232,328,780(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
232,328,780(1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.0%(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

(1) Represents (i) 218,915,443 ordinary shares of the Issuer directly held by ANLLIAN Sports Products Limited, which is wholly owned by ANTA Sports Products Limited, and (ii) 13,413,337 ordinary shares of the Issuer directly held by ANLLIAN HOLDCO (BVI) LIMITED, which is controlled by ANLLIAN Holdings Limited which in turn is wholly owned by ANTA Sports Products Limited.

(2) The beneficial ownership percentage of the total ordinary shares is calculated based on 505,249,607 ordinary shares outstanding as of February 13, 2024 as provided by the Issuer.

CUSIP No. G0260P102	13D	Page 3 of 11

1		NAMES OF REPORTING PERSONS.
ANLLIAN Sports Products Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO; WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
218,915,443(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
218,915,443(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
218,915,443(1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.3%(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Represents 218,915,443 ordinary shares of the Issuer directly held by ANLLIAN Sports Products Limited.

(2) The beneficial ownership percentage of the total ordinary shares is calculated based on 505,249,607 ordinary shares outstanding as of February 13, 2024 as provided by the Issuer.

CUSIP No. G0260P102	13D	Page 4 of 11

1		NAMES OF REPORTING PERSONS.
ANLLIAN Holdings Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
13,413,337(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
13,413,337(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,413,337(1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7%(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Represents 13,413,337 ordinary shares of the Issuer directly held by ANLLIAN HOLDCO (BVI) LIMITED, which is controlled by ANLLIAN Holdings Limited.

(2) The beneficial ownership percentage of the total ordinary shares is calculated based on 505,249,607 ordinary shares outstanding as of February 13, 2024 as provided by the Issuer.

CUSIP No. G0260P102	13D	Page 5 of 11

1		NAMES OF REPORTING PERSONS.
ANLLIAN HOLDCO (BVI) LIMITED
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
13,413,337(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
13,413,337(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,413,337(1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7%(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)  Represents 13,413,337 ordinary shares of the Issuer directly held by ANLLIAN HOLDCO (BVI) LIMITED.
(2) The beneficial ownership percentage of the total ordinary shares is calculated based on 505,249,607 ordinary shares outstanding as of February 13, 2024 as provided by the Issuer.

CUSIP No. G0260P102	13D	Page 6 of 11

Item 1.        Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, par value EUR 0.0300580119630888 per share (the “Ordinary Shares”), of Amer Sports, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”). The address of the principal executive offices of the Issuer is Konepajankuja 6, 00511 Helsinki, Finland. The Issuer’s Ordinary Shares are listed on the New York Stock Exchange under the symbol “AS”.

Item 2.        Identity and Background

This Statement is being jointly filed by: (i) ANTA Sports Products Limited (“ANTA Sports”, together with its subsidiaries, "ANTA Group"), a limited liability company incorporated in the Cayman Islands; (ii) ANLLIAN Sports Products Limited (“ANLLIAN Sports”), a limited liability company incorporated in the British Virgin Islands, which is wholly owned by ANTA Sports; (iii) ANLLIAN Holdings Limited (“ANLLIAN Holdings”), a limited liability company incorporated in the British Virgin Islands, which is wholly owned by ANTA Sports; and (iv) ANLLIAN HOLDCO (BVI) LIMITED (“ANLLIAN HOLDCO”, together with ANTA Sports, ANLLIAN Sports and ANLLIAN Holdings, the “Reporting Persons”), a limited liability company incorporated in the British Virgin Islands, which is controlled by ANLLIAN Holdings as ANLLIAN Holdings holds one class A voting share with 100% voting rights in ANLLIAN HOLDCO and the other shareholders of ANLLIAN HOLDCO all hold class B non-voting shares in ANLLIAN HOLDCO. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as an exhibit hereto.

The principal business of ANTA Sports is investment holding of entities under ANTA Group, in which ANTA Group principally engage in design, development, manufacturing, marketing and sales of professional sports products including shoes, apparel and accessories. The principal business of each of ANLLIAN Sports, ANLLIAN Holdings and ANLLIAN HOLDCO is holding securities in portfolio companies in which ANTA Sports invests.

The address of the principal office of each Reporting Person is 16/F, Manhattan Place, 23 Wang Tai Road, Kowloon Bay, Kowloon, Hong Kong SAR.

The information required by General Instruction C to Schedule 13D with respect to the directors and executive officers of each of the Reporting Persons as listed on Schedule A hereto, is incorporated herein by reference.

During the last five years, none of the Reporting Persons or the persons listed on Schedule A hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

On February 5, 2024, in the initial public offering (the “IPO”) of the Issuer, ANLLIAN Sports acquired 16,923,076 Ordinary Shares at the IPO price of $13.00 per Ordinary Share for a total consideration of US$220 million (the “Cornerstone Investment”). ANLLIAN Sports funded the Cornerstone Investment using its working capital.

CUSIP No. G0260P102	13D	Page 7 of 11

Prior to the Distribution (as defined below), Amer Sports Holding (Cayman) Limited (the “JVCo”), a limited liability company incorporated in the Cayman Islands, held 383,327,896 Ordinary Shares in the Issuer. ANLLIAN Sports and ANLLIAN HOLDCO held 526,962 and 50,012 ordinary shares in the JVCo, respectively. On February 8, 2024, the JVCo made a distribution in kind to some of its shareholders, including ANLLIAN Sports and ANLLIAN HOLDCO (the “Distribution”), pursuant to which the JVCo distributed 201,992,367 and 19,170,342 Ordinary Shares to ANLLIAN Sports and ANLLIAN HOLDCO, respectively, following which, ANLLIAN Sports and ANLLIAN HOLDCO surrendered all the ordinary shares held by each of them in the JVCo on the same day. On February 8, 2024, ANLLIAN HOLDCO repurchased class B non-voting shares of ANLLIAN HOLDCO held by certain of its shareholders by transferring in total 5,757,005 Ordinary Shares on a pro rata basis as consideration to such shareholders (the “Repurchase”).

As the result of the Cornerstone Investment, the Distribution and the Repurchase, ANLLIAN Sports and ANLLIAN HOLDCO directly hold 218,915,443 and 13,413,337 Ordinary Shares, respectively.

Item 4.        Purpose of Transaction

The information set forth in or incorporated by reference in Items 3 and 6 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Issuer for investment purposes. The Reporting Persons and the persons listed on Schedule A expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their respective interests in, and intentions with respect to, the Issuer and their respective investments in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person and person listed on Schedule A reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person and person listed on Schedule A may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Issuer or dispose of all or a portion of the securities of the Issuer that such Reporting Person or person listed on Schedule A now owns or may hereafter acquire in accordance with the applicable laws and agreement on which they are bound.

Except as set forth in this Schedule 13D, none of the Reporting Persons or the persons listed on Schedule A presently has any additional plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer

(a) As of the date hereof, (i) ANTA Sports, because of its position as the sole shareholder of each of ANLLIAN Sports and ANLLIAN Holdings, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 232,328,780 Ordinary Shares or 46.0% of the outstanding Ordinary Shares, (ii) ANLLIAN Sports directly owns 218,915,443 Ordinary Shares or 43.3% of the outstanding Ordinary Shares, (iii) ANLLIAN Holdings, as the sole holder of the voting equity of ANLLIAN HOLDCO, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own the 13,413,337 Ordinary Shares or 2.7% of the outstanding Ordinary Shares directly held by ANLLIAN HOLDCO, and (iv) ANLLIAN HOLDCO directly owns 13,413,337 Ordinary Shares or 2.7% of the outstanding Ordinary Shares. The foregoing percentages are all calculated based on 505,249,607 Ordinary Shares outstanding as of February 13, 2024 as provided by the Issuer. The other persons listed on Schedule A beneficially own such amounts of Ordinary Shares as set forth therein.

CUSIP No. G0260P102	13D	Page 8 of 11

(b) As of the date hereof, each of ANLLIAN Sports, ANLLIAN HOLDCO, ANLLIAN Holdings and ANTA Sports has shared power to vote or to direct the voting and to dispose or to direct the disposition of the Ordinary Shares directly or beneficially owned by them (as the case may be) as specified in Item 5(a) above. The other persons listed on Schedule A have sole or shared power to vote or to direct the voting and to dispose or to direct the disposition of such amounts of Ordinary Shares as set forth therein.

(c) The information set forth in Item 3 above and in Schedule A is incorporated by reference into this Item 5(c).

(d) No person other than the Reporting Persons and the persons listed on Schedule A is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities reported herein.

(e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

In connection with the IPO, the Issuer entered into a Registration Rights Agreement dated February 5, 2024 (the “Registration Rights Agreement”) with ANLLIAN Sports and certain other shareholders of the Issuer, pursuant to which the Issuer granted customary demand registration rights and piggyback registration rights to ANLLIAN Sports and certain other shareholders of the Issuer for the resale of the Ordinary Shares held by them in addition to indemnification and contribution, subject to certain conditions set forth therein and the Lock-Up Agreements described below.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, a form of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Lock-Up Agreement

In connection with the IPO, the Issuer, its officers, directors and holders of all Ordinary Shares (including ANLLIAN Sports and ANLLIAN HOLDCO) entered into lock-up agreements (“Lock-Up Agreements”), pursuant to which such parties agreed, with certain limited exceptions, not to directly or indirectly: (i) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of any Ordinary Shares, or any options or warrants to purchase any Ordinary Shares, or any securities convertible into, exchangeable for or that represent the right to receive Ordinary Shares (such Ordinary Shares, options, rights, warrants or other securities, collectively, “Lock-Up Securities”), (ii) engage in any hedging or other transaction or arrangement which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition, or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement would be settled by delivery of the Ordinary Shares or Issuer’s other securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities or (iv) otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described in clause (i), (ii) or (iii) of this paragraph, in each case without the prior written consent of Goldman Sachs & Co. LLC and BofA Securities Inc., for a period of 180 days after the date of the final prospectus relating to the IPO.

CUSIP No. G0260P102	13D	Page 9 of 11

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, a form of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Director Designation Rights

Pursuant to both the Issuer’s Second Amended and Restated Memorandum and Articles of Association (the “Articles of Association”) and the Business Cooperation Agreement dated February 5, 2024 between the Issuer and ANTA Sports (the “BCA”), for so long as ANTA Sports and its affiliates together continue to beneficially hold (i) at least 30% of the Issuer’s then-outstanding Ordinary Shares, it shall have the right to nominate a total of five directors; (ii) at least 25% of the Issuer’s then-outstanding Ordinary Shares, it shall have the right to nominate a total of four directors; (iii) at least 20% of the Issuer’s then-outstanding Ordinary Shares, it shall have the right to nominate a total of three directors; (iv) at least 15% of the Issuer’s then-outstanding Ordinary Shares, it shall have the right to nominate two directors; and (v) at least 10% of the Issuer’s then-outstanding Ordinary Shares, it shall have the right to nominate one director.

The foregoing description of the Articles of Association and BCA does not purport to be complete and is qualified in its entirety by reference to the full text of such documents, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7.           Material to Be Filed as Exhibits

Exhibit No.	Description
99.1*	Joint Filing Agreement dated February 15, 2024 by and among ANLLIAN Sports Products Limited, ANLLIAN HOLDCO (BVI) LIMITED, ANLLIAN Holdings Limited and ANTA Sports Products Limited
99.2
Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.4 of the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on January 26, 2024, No. 333-276370)

99.3
Form of Lock-Up Agreement (incorporated by reference to Annex II to Exhibit 1.1 of the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on January 26, 2024, No. 333-276370)

99.4
Form of Second Amended and Restated Memorandum and Articles of Association of Amer Sports, Inc. (incorporated by reference to Exhibit 3.1 of the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on January 26, 2024, No. 333-276370)

99.5
Form of Business Cooperation Agreement between ANTA Sports Products Limited and Amer Sports, Inc. (incorporated by reference to Exhibit 10.1 of the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on January 26, 2024, No. 333-276370)

*Filed herewith.

CUSIP No. G0260P102	13D	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2024

ANTA Sports Products Limited

By:            /s/ Lai Shixian_____________
Name:     Lai Shixian
Title:         Director

ANLLIAN Sports Products Limited

By:            /s/ Lai Shixian_____________
Name:     Lai Shixian
Title:         Director

ANLLIAN Holdings Limited

By:            /s/ Lai Shixian_____________
Name:     Lai Shixian
Title:         Director

ANLLIAN HOLDCO (BVI) LIMITED

By:            /s/ Lai Shixian_____________
Name:     Lai Shixian
Title:         Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. G0260P102	13D	Page 11 of 11

SCHEDULE A

Directors and Executive Officers of Each of Reporting Persons

The business address of each of the following directors and executive officers is 16/F, Manhattan Place, 23 Wang Tai Road, Kowloon Bay, Kowloon, Hong Kong SAR.

Name	Position with Reporting Person	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Ding Shizhong	Director and Board Chairman of Anta Sports; Director of ANLLIAN Sports and ANLLIAN HOLDCO	Board Chairman of Anta Sports; Board Chairman of the Issuer	People’s Republic of China	3,800,000 Ordinary Shares

Ding Shijia	Director of Anta Sports and ANLLIAN Sports	-	People’s Republic of China (Hong Kong SAR)	3,800,000 Ordinary Shares

Lai Shixian	Director and Co-Chief Executive Officer of Anta Sports; Director of ANLLIAN Sports, ANLLIAN Holdings and ANLLIAN HOLDCO	Co-Chief Executive Officer of Anta Sports	People’s Republic of China (Hong Kong SAR)	-

Wu Yonghua	Director and Co-Chief Executive Officer of Anta Sports	Co-Chief Executive Officer of Anta Sports	People’s Republic of China (Hong Kong SAR)	-

Zheng Jie	Director of Anta Sports	Chief Executive Officer of the Issuer	People’s Republic of China	485,181 Ordinary Shares

Bi Mingwei	Director and Chief Financial Officer of Anta Sports	Chief Financial Officer of Anta Sports	People’s Republic of China	-

Yiu Kin Wah Stephen	Independent Non-Executive Director of Anta Sports	-	United Kingdom	9,000 Ordinary Shares

Lai Hin Wing Henry Stephen	Independent Non-Executive Director of Anta Sports	-	People’s Republic of China (Hong Kong SAR)	-

Wang Jiaqian	Independent Non-Executive Director of Anta Sports	-	People’s Republic of China (Hong Kong SAR)	-

Xia Lian	Independent Non-Executive Director of Anta Sports	General manager of Vista Education Technology (Shenzhen) Co., Ltd.	People’s Republic of China	-